EXHIBIT 99.1

POET Technologies Provides Clarity on its Passive Foreign Investment Company (PFIC) Status

Commits to Taking Actions to Address Potential Tax Consequences to U.S. Shareholders

Announces Board Approval to Redomicile in the U.S.

TORONTO, April 14, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (Nasdaq: POET) today announced that it will make available the information necessary for its U.S. shareholders to make a “QEF” election. If a U.S. shareholder timely makes such an election, it should mitigate certain potential adverse U.S. federal income tax consequences to it that could otherwise result from the Company’s status as a passive foreign investment company (or “PFIC”) for the year ended December 31, 2025. Further, a U.S. shareholder that makes a QEF election with respect to POET for fiscal year 2025 is not expected to have current income inclusions for fiscal year 2025 as a result of the QEF election, and consequently, a QEF election with respect to such year is expected to result in no negative U.S. federal income tax consequences for U.S. shareholders that have continued to hold their POET shares.

According to Thomas Mika, the Company’s Executive Vice President & Chief Financial Officer, “As the Company looks to 2026, we believe that we will not qualify as a PFIC. Nevertheless, the Board of Directors has declared its intention to move the Company’s headquarters to and redomicile the Company in the U.S. so that it will no longer be a foreign corporation, which would eliminate the possibility of the Company being classified as a PFIC in future years. To the extent that any redomiciling of the Company requires shareholder approval, which will depend upon the manner in which that is undertaken, we plan to place the matter on the agenda for shareholder approval at the upcoming Annual General and Special Meeting, currently scheduled for Friday, June 26, 2026.”

Background on PFIC Status and the QEF Election

As a company organized in Canada, POET may be classified as a PFIC. Based on our income and assets for the year ended December 31, 2025, we currently believe that we will be treated as a PFIC for the year ended December 31, 2025. As we have previously disclosed, if the Company has been a PFIC, U.S. persons who hold its shares may be subject to certain adverse U.S. federal income tax consequences. A U.S. shareholder may mitigate such consequences by making a timely “qualified electing fund” or “QEF” election with respect to its POET shares by the due date of such U.S. shareholder’s U.S. federal income tax return for the first tax year in which they held such POET shares and to which the election will apply, giving effect to the extensions that are available (e.g., the automatic extension to October 15, 2026 for 2025 that an individual taxpayer can obtain by submitting a form by April 15, 2026).

A QEF election, once effective, generally requires a U.S. shareholder to include in gross income on a current basis its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). In order to make and maintain a valid QEF election, shareholders must have access to certain information from the Company, including an annual PFIC Annual Information Statement setting forth the shareholder’s pro rata share of the Company’s ordinary earnings and net capital gain for the taxable year.

Commitment to Providing QEF Information

POET recognizes that many of its shareholders are U.S. persons who may benefit from making a QEF election. Accordingly, the Company commits to preparing and making available a PFIC Annual Information Statement for each taxable year in which the Company is determined to be, or reasonably believes it may be, a PFIC. The PFIC Annual Information Statement will be made available on the Company’s website and upon request to the Company’s investor relations.

The Company encourages U.S. shareholders that are considering making a QEF election to consult with their own tax advisors regarding their individual circumstances, potential alternatives (such as making a “mark-to-market” election, if available) and the procedures for making a QEF election.

Practical Impact for Fiscal Year 2025

U.S. shareholders should be aware that, if they timely make a QEF election with respect to POET shares, they should not expect to have any current U.S. federal income inclusions as a result of the election in respect of holding such shares during 2025. The Company reported a net loss for the fiscal year ended December 31, 2025 and, accordingly, does not expect to have any ”earnings and profits” for that year. Because a QEF election requires the shareholder to include in income only its pro rata share of the Company’s ordinary earnings and net capital gain—and not its losses—a QEF election with respect to POET for fiscal year 2025 is expected to result in a zero income inclusion for U.S. shareholders. In other words, while the election may be useful as an important protective measure for future years, it is not expected to carry an incremental tax burden for fiscal year 2025 given the Company’s net loss position.

Further Action

The Company believes that it will not be a PFIC for its fiscal year ending December 31, 2026, based on the Company’s current expectations. However, whether that will ultimately be the case will depend upon the nature of the Company’s income and assets for the year and cannot be determined with any certainty at this point in the year. In any event, the Company is committed to evaluating further actions to mitigate the potential impact of its PFIC status for U.S. shareholders for future tax years. Specifically, the Company’s board of directors has approved the Company redomiciling in the U.S., which, if it is subject to shareholder approval, will be submitted to POET shareholders for approval in connection with the Company’s next annual general meeting. In considering the structuring of the redomiciling of the Company and any additional actions, the Company intends to take into account the potential tax impact to the Company’s U.S. and non-U.S. shareholders, among other factors. There can be no assurance that the Company will complete the redomiciling of the Company or pursue any additional or alternative actions.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained “Edge” computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in California, USA, Shenzhen, China, Penang, Malaysia and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Note Regarding Tax Matters

The discussion in this press release regarding tax matters is based on current provisions of the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. The discussion above does not constitute tax advice or a tax opinion, does not address any non-U.S., state or local tax consequences, is limited to certain aspects of U.S. federal income tax consequences to POET shareholders that are “U.S. holders” relating to the Company’s potential status as a PFIC and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. shareholder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. shareholders that are subject to special treatment. Each shareholder should consult its own tax advisor for advice with respect to their own particular circumstances.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) (collectively, “forward-looking statements.” Such forward-looking statements are identified with words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “potential,” “estimate,” “propose,” “project,” “outlook,” “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s expectation that it will not be classified as a PFIC for fiscal 2026, the anticipated tax impact of a QEF election for fiscal year 2025 and the impact of the redomiciling of the Company into the United States. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, including changes in tax law, tax and other risks relating to the Company’s redomiciling into the United States (including the risk that any necessary shareholder approval will not be obtained) and any other actions the Company takes to mitigate the impact of its status as a PFIC, changes in the Company’s financial results, and other risks described in the Company’s filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking statements contained in this press release are made as of the date of this press release, and the Company assumes no obligation to update or revise this forward-looking statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075.